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BEIJING | GENEVA | HONG KONG | LONDON | SHANGHAI | SINGAPORE | TOKYO

WR... S DIRE...
(212)839-

WRITER'S E-MAIL ADDRESS
mgolden@sidley.com

August 7, 2002

...nd

...nternational Corporate Finance
...02
...urities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washingt... D.C. 20549

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

... and Gentlemen:

O... ...alf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. List of ten largest shareholders of the Issuer as of June 30, 2002[1];
2. List of directors' shareholdings of the Issuer as of June 30, 2002;
3. List of senior managers' shareholdings of the Issuer as of June 30, 2002;
4. Consolidated unaudited financial statements for the six months ended June 30, 2002;

We also hereby report the resignation of Mr. Arthur Lok Jack as Chairman of the Board and Directo... ...the Issuer as of July 10, 2002[2].

---

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,

Michael Golden

Michael D. Golden

Enclosures

cc: Cynthia M. Warmington (without enclosures)

[2] Notice of this resignation is required to be filed with the Registrar of Companies in accordance with the Companies Act Section 178(2) and with the Jamaica Stock Exchange.

02 AUG 15 AM 10: 23

CARIBBEAN CEMENT COMAPNY LIMITED
LIST OF TEN (10) LARGEST SHAREHOLDERS
AS AT 30TH JUNE 2002

	NAMES	NO. OF UNITS
1.	TCL NEWIS LIMITED	588,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST. LUCIA) LTD.	42,187,482
4.	SCOTIA BANK JA. TRUST & MERCHANT BANK LIMITED - ACCOUNT 542	12,155,897
5.	ROYTRIN SECURITIES LIMITED	11,400,000
6.	NATIONAL INSURANCE FUND	6,394,833
7.	GLEANER SUPERANNUATION FUND	4,657,179
8.	MANCHESTER PENSION TRUST FUND LIMITED	4,424,375
9.	SCOJAMPEN LIMITED	3,671,968
10.	WEST INDIEIS TRUST COMPANY ACCOUNT 109	3,571,714

CARIBBEAN CEMENT COMPNAY LIMITED
SHAREHOLDING OF DIRECTORS AS AT 30TH JUNE 2002

1.	ARTHUR LOK JACK (Chairman)	-	NIL
2.	RAFAEL ANEZ	-	NIL
3.	ROLLIN BERTRAND	-	NIL
4.	HOLLIS HOSEIN	-	NIL
5.	WALTON JAMES	-	NIL
6.	ALEEM MOHAMMED	-	NIL
7.	YUSUFF OMAR	-	NIL
8.	ALEJANDRO RODRIQUEZ	-	NIL
9.	PAUL STOKHAUSEN	-	NIL
10.	BRIAN YOUNG	-	NIL

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF SENIOR MANAGERS AS AT 30TH JUNE 2002

	NAMES	NO.OF UNITS
1.	FRANCIS A HAYNES	NIL
2.	CHESTER ADAMS	9,000
3.	EARLINGTON BARRETT	177,961
4.	MAXWELL BROOKS	27,100
5.	ORVILLE HILL	NIL
6.	ALICE HYDE	NIL
7.	DERRICK ISAAC	NIL
8.	DESMOND LEVY	23,000
9.	DALMAIN SMALL	1,125
10.	CYNTHIA WARMINGTON	NIL
11.	PHIL YEUNG	NIL
12.	SHANE MATTHEWS	109,986

Consolidated Unaudited Results For the Six Months Ended 30th June, 2002

'he Directors of the Caribbean Cement Company Limited Report the Consolidated)naudited Results for the Six Months Ended 30th June, 2002.

)IRECTORS' STATEMENT

;aribbean Cement Company Limited's performance for the first half of 2002 represents significant improvement ıver the same period in 2001. Operating Profit increased by 90%, and Net Profit after Tax increased by 83% rom $106m in 2001 to $194m in 2002. Net Cash Generated by Operating Activities increased by 132% ($152 nillion), and Cash and Short-Term funds at June 30th 2002, increased by $116 million from December 31st, 2001.

'he company's superior performance is directly related to the continued improvement in operational efficiencies ınd the relative increase in market share. Revenue for the period increased to $1.78 Billion, $258 million (17%) ›ver the same period last year, as our market share increased from 84% (2001) to 90%, even though it is ıstimated that the total market size declined by 9%.

)umped cement that was imported from Indonesia during the first quarter remained on sale during part of the ;econd quarter. On April 3rd, the Anti Dumping and Subsidies Commission in its preliminary determination on ɱports from Indonesia ruled that the cement imported was dumped. This resulted in the imposition of preliminary luties of 56.21%. However, in its final determination on July 2nd even though the findings remained the same, the luty was reduced to 9.98%. Additionally, retroactive duties have not been imposed on the importers. In light of hese findings, Caribbean Cement Company Limited will be seeking Judicial Review of the final determination.

ſhe outlook for the upcoming quarter is optimistic as we continue our cost containment and efficiency strategies. ſhe members of the Board of Directors are confident that the transformation is sustainable. The performance luring this first six months validates the potential and possibilities for Caribbean Cement Company Limited.

)irector

Director

CONSOLIDATED PROFIT & LOSS ACCOUNT

	J$' 000 Unaudited Six Months 30th June, 2002	J$' 000 Unaudited Six Months 30th June, 2001	J$' 000 Audited Year Ended 31st December, 2001
SALES (CEMENT TONNES)	304,212	309,857	599,484
REVENUE	**1,775,692**	**1,517,884**	**3,160,402**
OPERATING PROFIT	**327,092**	**171,982**	**517,323**
Finance Cost- Net	(56,751)	(45,093)	(122,914)
Profit Before Taxation	**270,341**	**126,889**	**394,409**
Taxation	(76,072)	(20,921)	(100,567)
GROUP NET PROFIT AFTER TAXATION	**194,269**	**105,968**	**293,842**
Earnings per ordinary stock unit			
Cents - Basic & Diluted	23	12	35
Operating Profit/Revenue Ratio	18.42%	11.33%	16.4%

Consolidated Unaudited Results For the Six Months Ended 30th June, 2002

he Directors of the Caribbean Cement Company Limited Report the Consolidated
naudited Results for the Six Months Ended 30th June, 2002.

CONSOLIDATED BALANCE SHEET

	J$' 000 Unaudited As At 30th June, 2002	J$' 000 Unaudited As At 30th June, 2001	J$' 000 Audited As At 31st December, 2001
on-Current Assets	2,299,356	2,420,617	2,338,791
urrent Assets	1,053,825	893,757	1,043,975
urrent Liabilities	(1,485,200)	(1,523,433)	(1,636,783)
on-Current Liabilities	(66,360)	(197,402)	(81,745)
otal Net Assets	**1,801,621**	**1,593,539**	**1,664,238**
hare Capital	425,569	425,569	425,569
eserves	562,537	240,682	368,268
hareholders' Equity	**988,106**	**666,251**	**793,837**
eferred Gain	813,515	927,288	870,401
roup Equity	**1,801,621**	**1,593,539**	**1,664,238**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	J$' 000 Unaudited Six Months 30th June, 2002	J$' 000 Unaudited Six Months 30th June, 2001	J$' 000 Audited Year Ended 31st December, 2001
Balance at beginning of period (Originally eported)	**793,837**	**615,968**	**615,968**
Prior period adjustments	-	(55,685)	(73,684)
Balance restated	793,837	560,283	542,284
Net Profit for period	194,269	105,968	293,842
Goodwill on acquisition of subsidiary	-	-	268
Dividends	-	-	(42,557)
Balance at end of period	**988,106**	**666,251**	**793,837**

CONSOLIDATED CASH FLOW STATEMENT

	J$' 000 Unaudited Six Months 30th June, 2002	J$' 000 Unaudited Six Months 30th June, 2001	J$' 000 Audited Year Ended 31st December, 2001
roup Net Profit after Taxation	**194,269**	**105,968**	**293,842**
djustment for non-cash items	113,057	47,910	147,597
	307,326	153,878	441,439
hange in working capital	(40,316)	(38,723)	(144,218)
et cash generated by operating activities	267,010	115,155	297,221
et cash (used in) investing activities	(75,446)	(76,188)	(155,917)
et cash generated by/(used in) financing activities	(75,267)	3,884	(139,832)
ncrease in cash and short term funds	116,297	42,851	1,472
ash and short term funds - beginning of period	(81,374)	(82,846)	(82,846)
Cash and short term funds - end of period	**34,923**	**(39,995)**	**(81,374)**

Notes

1. **Accounting Policies**
The accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2001.